Exhibit (d)(v)

October 28, 2020

Mr. Bruce Rosenberg

Treasurer

SSGA Active Trust

c/o SSGA Funds Management, Inc.

One Iron Street

Boston, Massachusetts 02110

RE:	Fee Waiver and/or Expense Reimbursement Arrangement Agreements

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to each series (each a “Fund” and collectively, the “Funds”) of the SSGA Active Trust, (the “Trust”), agrees:

A. with respect to each Fund listed in the table below, to waive its management fee and/or reimburse certain expenses, so that each Fund’s net annual operating expenses, before application of any fees and expenses not paid by SSGA FM pursuant to the Amended and Restated Investment Advisory Agreement between the Trust and SSGA FM, dated April 25, 2012 (the “Investment Advisory Agreement”), if any, are limited to the following percentage of average daily net assets on an annual basis for the applicable duration referenced (each an “Expiration Date”):

Fund Name	Current Management Fee	Expense Limitation	Effective Date	Expiration Date
SPDR DoubleLine Emerging Markets Fixed Income ETF	0.75%	0.65%	10/31/2020	10/31/2021
SPDR DoubleLine Total Return Tactical ETF	0.65%	0.55%	10/31/2020	10/31/2021
SPDR DoubleLine Short Duration Total Return Tactical ETF	0.50%	0.45%	10/31/2020	10/31/2021

B. with respect to the State Street Defensive Global Equity Portfolio (the “Global Equity Portfolio”), to reduce the fee that is payable to SSGA FM under the Investment Advisory Agreement in such amount equal to total annual portfolio operating expenses until the later of April 30, 2022 or such time as the shares of the Global Equity Portfolio cease to be the only investment security held by the State Street Defensive Global Equity Fund, a separate series of the State Street Institutional Investment Trust.

C. with respect to each Fund, to reduce the management fee by the acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from a Fund’s holdings in acquired funds for cash management purpose, if any, until October 31, 2021 (the “Expiration Date”).

***

Each of the above stated fee waivers and/or expense reimbursements (each a “Fee Waiver”, collectively the “Fee Waivers”) set forth in Sections (A) and (B): (i) supersedes any prior Fee Waiver for the applicable Fund, (ii) is subject to the terms and conditions of the Investment Advisory Agreement, (iii) does not provide for the recoupment by SSGA FM of any amounts waived or reimbursed, and (iv) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees.

SSGA FM and the Funds’ Officers are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated Fee Waivers for additional periods, including of one or more years, after the Expiration Date of each Fee Waiver.

If these arrangements are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By:
Ellen M. Needham Director and President

Accepted and Agreed:
SSGA ACTIVE TRUST, ON BEHALF OF EACH SERIES OF THE TRUST

/s/ Bruce Rosenberg
By:
Bruce Rosenberg
Treasurer